

Mail Stop 4631

March 1, 2010

Frank Rossana
President and Chief Executive Officer
Book Merge Technology, Inc.
(F/K/A BigWest Environmental, Inc.)
1350 W. Horizon Ridge Dr.
Henderson, NV 89014

>   **Re: Book Merge Technology, Inc.**
>   **F/K/A BigWest Environmental, Inc.**
>   **Form 8-K/A filed December 8, 2009**
>   **Form 8-K filed February 24, 2010**
>   **File No. 333-152837**

Dear Mr. Rossana:

        We have reviewed your Form 8-K filed on EDGAR on February 24, 2010 and
have the following additional comments. If you disagree with any comments, we will
consider your explanation as to why a comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 8-K FILED FEBRUARY 24, 2010

Item 4.01 Changes in Registrant's Certifying Accountant, page 1

1. Please amend your Form 8-K to specifically disclose that the PCAOB revoked the
   registration of The Blackwing Group, LLC on December 22, 2009 because of
   violations of Section 10(b) of the Securities Exchange Act of 1934 ("Exchange Act")
   and Rule 10b-5 thereunder in auditing the financial statements of two issuer clients
   from 2006 to 2008, violations of PCAOB rules and auditing standards,
   noncooperation with a Board inspection, and noncooperation with a Board
   investigation. Since you will be changing your disclosures concerning The

Blackwing Group, LLC, your amended Form 8-K should be accompanied by an amended Exhibit 16 letter from The Blackwing Group, LLC. If you are unable to obtain an amended Exhibit 16 letter from The Blackwing Group, LLC at the time you file your amended Form 8-K, please disclose this fact in the amended Form 8-K.

2. Please also amend your Form 8-K to clarify the specific dates when you dismissed The Blackwing Group, LLC and when you engaged Sam Kan & Company. Your previous 8-K/A filed on December 8, 2009 indicated that you both dismissed The Blackwing Group, LLC and engaged Sam Kan, CPAs on August 10, 2009. We also note that your Form 10-K filed on November 12, 2009 includes an audit opinion issued by Sam Kan & Company covering the years ended June 30, 2009 and 2008. Thus it appears Sam Kan & Company re-audited the periods during which The Blackwing Group, LLC had previously been your auditor. However, your Form 8-K filed on February 24, 2010 indicates that Sam Kan & Company were not engaged until January 10, 2010 and that Blackwing provided review services for your Form 10-Q due to be filed September 30, 2009. Since a Form 10-Q was neither due nor filed on September 30, 2009, this statement is unclear. Please amend you filing accordingly to correct these apparent inconsistencies.

3. Please also amend your filing to include the disclosures required by Item 304(a)(2) of Regulation S-K regarding the engagement of Sam Kan & Company. These disclosures were previously included in your Form 8-K filed December 8, 2009 but were omitted from your Form 8-K filed February 24, 2010. As a related matter, please refer back to our previous comment letter issued to you on November 19, 2009 and November 30, 2009 and ensure that your amended Form 8-K complies with items noted in those comment letters.

Please file your amended Item 4.01 Form 8-K within four business days of receipt of this letter. If you have any questions, please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief